December 11, 2007

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrown.com

Paul W. Theiss
Direct Tel (312) 701-7359
Direct Fax (312) 706-8218
ptheiss@mayerbrown.com

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D. C. 20549

Re: Isle of Capri Casinos, Inc.
 File No. 000-20538

Dear Mr. Foti:

I am writing in my capacity as outside counsel for Isle of Capri Casinos, Inc. (the “Company”). The Company is in receipt of your letter, dated November 27, 2007, regarding its Annual Report on Form 10-K for the year ended April 29, 2007.

This letter is to confirm our recent conversation during which we discussed the timing of the Company’s response to your November 27 letter. Due to the demands on the Company’s accounting staff relating to the preparation and filing of its most recent Quarterly Report on Form 10-Q (filed December 7, 2007), this will confirm that the Company expects to supply a written response to your November 27 letter no later than December 21, 2007. The Company appreciates your accommodation.

Sincerely,

Paul W. Theiss

cc: Claire Erlanger
  Linda Cvrkel